Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 31, 2012

(Unaudited)

Condensed Consolidated Balance Sheets

(Unaudited)

	March 31,	December 31,
(millions of US$)	2012	2011

Assets
Current
Cash and cash equivalents (note 21)	732	474
Accounts receivable	1,569	1,550
Risk management (note 16)	13	42
Inventories	173	164
Prepaid expenses	20	24
Assets held for sale (note 4)	252	-
	2,759	2,254

Other assets (note 8)	112	101
Investments	393	395
Risk management (note 16)	27	24
Goodwill (note 7)	1,308	1,317
Property, plant and equipment (note 9)	15,013	15,909
Exploration and evaluation assets (note 9)	3,852	3,954
Deferred tax assets (note 19)	864	272
	21,569	21,972
Total assets	24,328	24,226

Liabilities
Current
Bank indebtedness	-	60
Accounts payable and accrued liabilities	2,831	2,622
Risk management (note 16)	20	-
Income and other taxes payable	381	371
Current portion of long-term debt (note 13)	892	410
Liabilities associated with assets held for sale (note 4)	116	-
	4,240	3,463

Decommissioning liabilities (note 11)	2,917	2,982
Other long-term obligations (note 14)	341	346
Long-term debt (note 13)	3,849	4,485
Deferred tax liabilities	2,683	2,932
	9,790	10,745

Contingencies and commitments (note 17)

Shareholders' equity
Common shares (note 15)	1,650	1,561
Preferred shares (note 15)	191	191
Contributed surplus	87	186
Retained earnings	7,582	7,292
Accumulated other comprehensive income	788	788
	10,298	10,018
Total liabilities and shareholders' equity	24,328	24,226

See accompanying notes.

Condensed Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended March 31
(millions of US$)	2012	2011

Revenue
Sales	2,089	1,972
Other income	26	28
Total revenue and other income	2,115	2,000

Expenses
Operating	577	452
Transportation	59	56
General and administrative	121	98
Depreciation, depletion and amortization	603	469
Impairment (note 10)	1,053	102
Dry hole	60	104
Exploration	56	112
Finance costs (note 12)	71	76
Share-based payments expense (recovery) (note 15)	(41)	116
Loss on held-for-trading financial instruments (note 16)	47	319
Gain on asset disposals (note 4)	(505)	(92)
Other, net (note 18)	77	58
Total expenses	2,178	1,870
Income (loss) before taxes	(63)	130
Income taxes (note 19)
Current income tax	433	443
Deferred income tax (recovery)	(787)	13
	(354)	456
Net income (loss)	291	(326)

Per common share (US$):
Net income (loss)	0.28	(0.32)
Diluted net income (loss)	0.25	(0.32)
Weighted average number of common shares outstanding (millions)
Basic	1,023	1,022
Diluted	1,028	1,022

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Three months ended March 31
(millions of US$)	2012	2011

Net income (loss)	291	(326)

Actuarial gains relating to pension and other post-employment benefits1	2	12

Other comprehensive income	2	12
Comprehensive income (loss)	293	(314)
1. Net of tax of $2 million (2011 - $5 million)

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

	Three months ended March 31
(millions of US$)	2012	2011

Common shares
Balance at beginning of period	1,561	1,480
Issued on exercise of stock options	5	132
Shares purchased and held in trust for long-term PSU plan (note 15)	(4)	(18)
Shares released from trust for long-term PSU plan (note 15)	88	-
Balance at end of period	1,650	1,594

Preferred shares
Balance at beginning and end of period	191	-

Contributed surplus
Balance at beginning of period	186	108
Settlement of 2009 long-term PSU plan grant	(88)	-
Share-based payments (note 15)	(11)	25
Balance at end of period	87	133

Retained earnings
Balance at beginning of period	7,292	6,819
Net income (loss)	291	(326)
Preferred share dividend	(3)	-
Actuarial gains transferred to retained earnings	2	12
Balance at end of period	7,582	6,505

Accumulated other comprehensive income
Balance at beginning of period	788	788
Other comprehensive income	2	12
Actuarial gains transferred to retained earnings	(2)	(12)
Balance at end of period	788	788

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31
(millions of US$)	2012	2011

Operating activities
Net income (loss)	291	(326)
Add: Finance costs (cash and non-cash) (note 12)	71	76
Items not involving cash (note 20)	464	1,006
	826	756
Changes in non-cash working capital	154	127
Cash provided by operating activities	980	883

Investing activities
Capital expenditures
Exploration, development and other	(1,011)	(910)
Corporate acquisitions, net of cash acquired (note 5)	-	(175)
Property acquisitions	(2)	(31)
Proceeds of resource property dispositions (note 4)	502	249
Acquisition deposit	-	18
Investments	(3)	54
Changes in non-cash working capital	70	(140)
Cash used in investing activities	(444)	(935)

Financing activities
Long-term debt repaid (note 13)	(429)	(308)
Long-term debt issued (note 13)	258	-
Common shares issued (note 15)	2	79
Common shares purchased (note 15)	(4)	(18)
Finance costs (cash)	(49)	(57)
Deferred credits and other	(7)	(3)
Preferred share dividend	(3)	-
Changes in non-cash working capital	7	(1)
Cash used in financing activities	(225)	(308)
Effect of translation on foreign currency cash and cash equivalents	7	26
Net increase (decrease) in cash and cash equivalents	318	(334)
Cash and cash equivalents net of bank indebtedness, beginning of period	414	1,653
Cash and cash equivalents net of bank indebtedness, end of period	732	1,319

Cash and cash equivalents (note 21)	732	1,327
Bank indebtedness	-	(8)
Cash and cash equivalents net of bank indebtedness, end of period	732	1,319

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements
(Unaudited)
(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION

Talisman Energy Inc. (‘Talisman’ or ‘the Company’) is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ‘TLM’. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three month period ended March 31, 2012 were approved by the Audit Committee on April 30, 2012.

2. BASIS OF PREPARATION

These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to Annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2011 and the notes thereto included in Talisman’s 2011 Annual Report.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the Consolidated Statement of Income (Loss).

3. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Policies Used

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2011 Annual Consolidated Financial Statements.

b) Accounting Pronouncements Not Yet Adopted

The Company continues to assess the impact of adopting the pronouncements from the IASB as described in the 2011 Annual Consolidated Financial Statements.

4. ASSETS SOLD AND HELD FOR SALE

Assets Held for Sale

The assets and liabilities of properties held for sale at March 31, 2012 have been classified separately on the Consolidated Balance Sheet and comprise the following:

March 31, 2012
Assets
Property, plant and equipment	202
Exploration and evaluation assets	15
Accounts receivable	10
Goodwill	9
Deferred tax assets	16
Assets held for sale	252
Liabilities
Accounts payable and accrued liabilities	22
Decommissioning liabilities	26
Deferred tax liabilities	68
Liabilities associated with assets held for sale	116

In North America, Talisman has entered into two agreements to sell oil and gas producing assets in Western Canada.  These transactions are expected to close in the second quarter of 2012.  The Company has recorded an impairment of $60 million in relation to one of these transactions, which represents the expected pre-tax loss on sale.  The second transaction is expected to result in a gain, which will be recorded upon closing.

In the North Sea, Talisman has classified exploration and evaluation assets with a carrying value of $15 million as held for sale.  This transaction is expected to close in the second quarter of 2012.

Sale of Non-Core Coal Assets

In March 2012, Talisman sold non-core coal assets in northern British Columbia for cash consideration of $496 million after transaction costs.  The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Sale of Farrell Creek interests to Sasol Limited (Sasol)

In March 2011, Talisman created a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman’s Montney shale play in British Columbia.  Talisman sold 50% of its working interests in the Farrell Creek assets for total consideration of approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs.  The transaction resulted in a pre-tax gain of $89 million, which is included in ‘Gain on asset disposals’ on the Consolidated Statement of Loss.

5. BUSINESS COMBINATIONS

Equión Energía Limited

On January 24, 2011, Talisman, together with Ecopetrol, completed the acquisition of BP Exploration Company (Colombia) Limited, renamed Equión Energía Limited (Equión).  Talisman acquired a 49% interest in Equión for cash consideration of $785 million.  Since Equión is a jointly controlled entity, the Company is proportionately consolidating its interest, which is reported in the Other segment.

The assets acquired through this transaction include interests in producing properties and investments in companies having interests in oil and gas pipelines in Colombia.

This acquisition, which builds on the Company’s acreage position in Colombia, was accounted for using the acquisition method.  The fair values of the identifiable assets acquired and liabilities assumed by Talisman, after working capital and other adjustments, were as follows:

Fair value of net assets acquired
Property, plant and equipment	559
Cash	16
Accounts receivable	81
Inventories	16
Investments	350
Indemnification asset	52
Accounts payable	(113)
Other current liabilities	(52)
Decommissioning liability	(25)
Provisions	(52)
Deferred tax liability	(209)
Total identifiable net assets at fair value	623
Goodwill arising on acquisition (note 7)	162
Total cost of acquisition	785
Satisfied by:
Cash paid in 2010	613
Cash paid in 2011	172
Total cash paid	785

The fair value of the acquired trade accounts receivable approximates the carrying value due to their short term nature.  None of the accounts receivable were impaired and the full contractual amount was collected.

The goodwill arising on acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes.

From the date of acquisition, Equión contributed revenue of $50 million and net income of $26 million to the Company’s Consolidated Statement of Loss for the three month period ended March 31, 2011.  Had the transaction closed on January 1, 2011, the incremental revenue and net income reported by Talisman would have been immaterial.

As part of the purchase transaction, Talisman assumed provisions of $52 million for which the vendor has indemnified the Company.  Accordingly, a non-current asset has been recorded in the same amount.

No contingent consideration arose from this transaction.

6. JOINTLY CONTROLLED ENTITIES

Talisman accounts for jointly controlled entities using proportionate consolidation. Summarized financial information for the Company’s jointly controlled entities, comprising Equión and Talisman Sasol Montney Partnership, is as follows:

	March 31, 2012	December 31, 2011
Current assets	370	367
Non-current assets	1,684	1,740
Total assets	2,054	2,107
Current liabilities	259	287
Non-current liabilities	205	260
Total liabilities	464	547

	Three months ended March 31
	2012	2011
Total revenue and other income	125	290
Total expenses (including income taxes)	(85)	(179)
Net income	40	111

7. GOODWILL

Changes in the carrying amount of the Company’s goodwill are as follows:

	Three months ended March 31, 2012	Year ended December 31, 2011
Balance, beginning of period	1,317	1,164
Acquisitions (note 5)	-	162
Reclassified to assets held for sale (note 4)	(9)	-
Disposals	-	(9)
Balance, end of period	1,308	1,317

Goodwill has no tax basis.

8. OTHER ASSETS

	March 31, 2012	December 31, 2011
Accrued pension asset	2	1
Decommissioning sinking fund	41	38
Indemnification asset	52	52
Other	17	10
Total	112	101

9. OIL AND GAS ASSETS

The cost and accumulated depreciation, depletion and amortization (DD&A) of the Company’s property, plant and equipment (PP&E), including corporate assets, and exploration and evaluation (E&E) assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2010	25,217	3,758	28,975

Acquisitions through business combinations (note 5)	559	-	559
Other additions	3,491	1,527	5,018
Disposals and derecognition	(384)	(192)	(576)
Transfers from E&E assets to PP&E	654	(654)	-
Change in decommissioning liabilities	363	-	363
Expensed to dry hole	-	(241)	(241)

At December 31, 2011	29,900	4,198	34,098

Additions	885	125	1,010
Disposals and derecognition	(7)	(7)	(14)
Transfers from E&E assets to PP&E	145	(145)	-
Change in decommissioning liabilities	(50)	-	(50)
Expensed to dry hole	-	(60)	(60)
Reclassified to assets held for sale	(625)	(15)	(640)

At March 31, 2012	30,248	4,096	34,344

Accumulated DD&A
At December 31, 2010	11,951	316	12,267

Charge for the year	1,949	-	1,949
Disposals and derecognition	(88)	(119)	(207)
Impairment losses	313	47	360
Impairment reversal	(134)	-	(134)

At December 31, 2011	13,991	244	14,235

Charge for the period	614	-	614
Disposals and derecognition	-	-	-
Impairment losses	1,053	-	1,053
Reclassified to assets held for sale	(423)	-	(423)

At March 31, 2012	15,235	244	15,479

Net book value
At March 31, 2012	15,013	3,852	18,865
At December 31, 2011	15,909	3,954	19,863
At December 31, 2010	13,266	3,442	16,708

10. IMPAIRMENT
	Three months ended March 31
	2012	2011
Impairment losses
Exploration and evaluation assets	-	47
Property, plant and equipment	1,053	55
	1,053	102

The Yme project in Norway has experienced significant delays and cost overruns and is subject to arbitration with the platform contractor.  The Company has considered further internal and external engineering studies of the Yme facility completed in April 2012 and updated estimates of project costs and completion dates.  It is clear that considerable work remains to be completed in order for the facility to comply with Norwegian offshore safety and environmental standards and be ready for first oil.  While management remains committed to the development of the Yme project with the primary focus being the completion of the facility by the contractor, the Company is considering alternative solutions that assume cost and start up estimates that differ from those used in the preparation of the December 31, 2011 Consolidated Financial Statements.  Assumptions with respect to the price of oil and the Company’s post-tax discount rate are consistent with those used at December 31, 2011. The estimated recoverable amount of the Yme at March 31, 2012 has declined since December 31, 2011 and is less than its carrying value.  Accordingly, the Company recorded impairment of $248 million after-tax ($978 million pre-tax) for the three month period ended March 31, 2012.  The remaining book value associated with the Company’s investment in the Yme project is $630 million.  Management’s evaluation of options is expected to continue throughout 2012.

During the three month period ended March 31, 2012, the Company also recorded impairment of $75 million in North America, of which $60 million relates to the estimated loss on sale as described in note 4, and $15 million related to a non-core natural gas property in North America resulting from a reduction in near-term natural gas price assumptions.

During the three month period ended March 31, 2011, the Company recorded impairment of $102 million in the North Sea in respect of PP&E and E&E assets as a result of a change in tax legislation announced by the UK Government in March 2011.

11. DECOMMISSIONING LIABILITIES

	Three months ended March 31, 2012	Year ended December 31, 2011
Balance, beginning of period	3,035	2,610
Liabilities incurred during the period	1	115
Liabilities settled during the period	(14)	(44)
Accretion expense (note 12)	21	76
Revisions in estimated cash flows	1	204
Change in discount rate	(52)	74
Reclassified to liabilities associated with assets held for sale (note 4)	(26)	-
Balance, end of period	2,966	3,035
Expected to be settled within one year	49	53
Expected to be settled in more than one year	2,917	2,982
	2,966	3,035

Decommissioning liabilities have been discounted using a weighted average credit-adjusted risk free rate of 5.3% at March 31, 2012 (December 31, 2011 – 5.1%).

12. FINANCE COSTS
	Three months ended March 31
	2012	2011
Interest on long-term debt	60	61
Miscellaneous interest expense and other fees	15	14
Accretion expense (note 11)	21	19
Less: interest capitalized	(25)	(18)
	71	76

13. LONG-TERM DEBT

	March 31, 2012	December 31, 2011
Bank Credit Facilities	225	648
Commercial Paper	660	402
Tangguh Project Financing	97	97
Debentures and Notes (Unsecured):
US$ denominated	3,364	3,363
UK£ denominated (UK£250 million)	395	385
	4,741	4,895
Less: current portion	(892)	(410)
	3,849	4,485

During the three month period ended March 31, 2012, Talisman issued $258 million of commercial paper, and repaid $429 million (2011 - $308 million repayment) of debt from cash on hand.

At March 31, 2012, $225 million in the form of C$ bankers’ acceptances was drawn on the Company’s $4.1 billion bank lines that are fully committed through 2014.  In addition, $660 million of commercial paper was outstanding, the amount of which is limited to the availability of backup funds under the Company’s bank credit facilities.

14. OTHER LONG-TERM OBLIGATIONS

	March 31, 2012	December 31, 2011
Accrued pension and other post-employment benefits liability	157	163
Deferred credits	21	25
Long-term portion of discounted obligations under finance leases	64	66
Long-term portion of share-based payments liability (note 15)	17	14
Acquired provisions (note 5)	52	52
Other	30	26
	341	346

 15. SHARE CAPITAL AND SHARE-BASED PAYMENTS1

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued
Continuity of common shares	Three months ended March 31, 2012		Year ended December 31, 2011
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,021,422,470	1,561	1,019,290,939	1,480
Issued on exercise of stock options	471,260	5	7,500,131	175
Shares purchased and held in trust for long-term PSU plan	(320,000)	(4)	(5,368,600)	(94)
Shares released from trust for long-term PSU plan	4,859,037	88	-	-
Balance, end of period2	1,026,432,767	1,650	1,021,422,470	1,561

Subsequent to March 31, 2012, 21,992 common shares were issued pursuant to the exercise of stock options resulting in 1,026,454,759 common shares being outstanding at April 26, 2012.

Preferred Shares Issued
Continuity of preferred shares	Three months ended March 31, 2012		Year ended December 31, 2011
	Shares	Amount	Shares	Amount
Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:
Balance, beginning of period	8,000,000	191	-	-
Issued	-	-	8,000,000	191
Balance, end of period	8,000,000	191	8,000,000	191

On December 5, 2011, Talisman issued 8,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 at a price of C$25 per share for aggregate gross proceeds of C$200 million.  Net proceeds, after deducting underwriting fees, were C$194 million ($191 million).

During the three month period ended March 31, 2012, Talisman declared a preferred share dividend of $0.3136 per share for an aggregate dividend of $3 million, which was paid on April 2, 2012.

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors.  No options have been issued to non-executive directors since 2003.  All options issued by the Company permit the holder to purchase a specified number of common shares of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the shares underlying the stock option.

1. Dollar amounts in share-based payments tables are provided in C$
2. Excluding aggregate shares held in trust for long-term PSU plan

Continuity of stock options	Three months ended March 31, 2012		Year ended December 31, 2011
	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)
Outstanding, beginning of period	59,092,044	16.82	62,959,223	15.89
Granted	61,520	14.21	6,686,170	23.29
Exercised for common shares	(471,260)	7.81	(7,500,131)	14.54
Surrendered for cash	(13,583)	9.51	(642,889)	15.62
Forfeited	(1,120,583)	18.29	(2,410,329)	17.40
Outstanding, end of period	57,548,138	16.86	59,092,044	16.82
Exercisable, end of period	38,841,905	16.39	39,242,566	16.33

The fair value of the liability for stock options at March 31, 2012 was $179 million (December 31, 2011 – $209 million) of which $164 million (December 31, 2011 - $196 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to March 31, 2012, 8,117,130 options were granted, 21,992 were exercised for shares, 1,467 were surrendered for cash and 381,095 were forfeited, with 65,260,714 stock options outstanding at April 26, 2012.

Cash Unit Plans

In addition to the Company's stock option plans, various subsidiaries of the Company issue stock appreciation rights under cash unit plans.  Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company.

Continuity of cash units	Three months ended March 31, 2012		Year ended December 31, 2011
	Number of units	Weighted average exercise price (C$)	Number of units	Weighted average exercise price (C$)
Outstanding, beginning of period	9,461,164	17.35	10,112,792	16.64
Granted	92,240	14.19	1,547,670	22.34
Exercised	(12,284)	9.81	(1,636,458)	17.42
Forfeited	(118,045)	17.73	(562,840)	18.33
Outstanding, end of period	9,423,075	17.28	9,461,164	17.35
Exercisable, end of period	6,217,771	16.94	6,234,650	16.90

The fair value of the liability for the cash unit plans at March 31, 2012 was $29 million (December 31, 2011 – $28 million), of which $27 million (December 31, 2011 - $27 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to March 31, 2012, 2,226,990 cash units were granted, 9,270 were exercised and 114,660 were forfeited, with 11,526,135 cash units outstanding at April 26, 2012.

Long-Term Performance Share Unit (PSU) Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees and vesting to varying degrees (0–150%) subject to predetermined performance measures being achieved.  Each PSU represents the right, subject to performance metrics and vesting conditions, to receive one common share of the Company.  Participants in the PSU plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as “dividend equivalent PSUs”).

Continuity of long-term PSU plan	Three months ended March 31, 2012	Year ended December 31, 2011
	Number of Units	Number of Units
Outstanding, beginning of period	11,219,027	8,173,762
Granted	64,453	3,450,930
Settled	(4,672,151)	-
Forfeited	(155,562)	(605,949)
Dividend equivalent PSUs	-	200,284
Outstanding, end of period	6,455,767	11,219,027

To satisfy the Company’s obligation to deliver common shares to settle the PSUs, Talisman has arranged for a third party trustee to hold common shares which were purchased on the open market.  During the three month period ended March 31, 2012, the Company purchased 320,000 common shares on the open market for $4 million.

The 2009 long-term PSU grant vested on December 31, 2011 and the obligation was settled in March 2012. Based on the Company’s performance relative to the predetermined performance measures, the Board of Directors approved the vesting of 104% of the PSUs granted.  4,859,037 shares were released from trust in order to settle the obligation.

Subsequent to March 31, 2012, 10,394,024 long-term PSUs were granted and 92,753 were forfeited with 16,757,038 outstanding at April 26, 2012.  During this period, the Company did not purchase any further common shares on the open market to settle the PSUs.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company’s shares at the time of surrender. Dividends are credited as additional DSUs when paid.  At March 31, 2012, there were 394,655 (December 31, 2011 – 394,655) units outstanding and the fair value of the liability was $5 million (December 31, 2011 – $5 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.  Expense related to the DSUs is recognized in general and administrative expenses on the Consolidated Statements of Income (Loss).

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees.  All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as “dividend equivalent RSUs”).  Typically, RSUs granted under the plan are paid three years after the grant date.  At March 31, 2012, there were 334,399 (December 31, 2011 – 404,683) units outstanding (including dividend equivalent RSUs) and the fair value of the liability was $2 million (December 31, 2011 – $2 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Share-Based Payments Expense

The Black-Scholes option pricing model is used to estimate the fair value of share-based payment plans, with the following assumptions:

	March 31, 2012	December 31, 2011
Expected volatility	48%	45%
Risk free interest rate	1.6%	1.3%
Expected term (years)	5	5
Expected forfeiture rate	3.8%	3.5%
Expected annual dividend yield	1.4%	1.2%

During the three month period ended March 31, 2012, the Company recorded a share-based payments recovery of $41 million (2011 - $116 million expense) in respect of the plans described above as follows: stock options - $28 million recovery, cash units - $1 million expense, long-term PSUs - $14 million recovery.  The share-based payments expense includes a cash payment of $1 million (2011 - $7 million) to employees in settlement of fully accrued share-based payments liabilities for stock options and cash units exercised in the period.

The Company recorded a net decrease in contributed surplus of $99 million during the three month period ended March 31, 2012, relating to its long-term PSU plan net of applicable equity tax deductions, compared to a net increase of $25 million during the three month period ended March 31, 2011.

Of the combined obligation for cash-settled stock option, cash unit, DSU and RSU plans of $215 million (December 31, 2011 – $244 million), $198 million (December 31, 2011 – $230 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $17 million (December 31, 2011 – $14 million) is included in other long-term obligations.

16. FINANCIAL INSTRUMENTS

Talisman’s financial assets and liabilities at March 31, 2012 comprise cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair Value of Financial Assets and Liabilities

The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair value of Talisman’s long-term debt at March 31, 2012 was $5.3 billion (December 31, 2011 – $5.5 billion) while the carrying value was $4.7 billion (December 31, 2011 - $4.9 billion). The fair values of all other financial assets and liabilities approximate their carrying values.

Talisman’s processes for estimating and classifying the fair value of financial instruments are consistent with those in place at December 31, 2011. The following table presents the Company’s risk management assets and liabilities measured at fair value for each hierarchy level as at March 31, 2012:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	40	-	40
Liabilities
Commodity collars	-	20	-	20

There were no changes in level 3 inputs during the three month period ended March 31, 2012.

Risk Management Assets, Liabilities, Gains and Losses

Derivative instrument	Balance sheet presentation	March 31, 2012	December 31, 2011
Interest rate swaps	Current assets	13	12
Interest rate swaps	Non-current assets	27	24
Commodity contracts	Current assets	-	30
Risk management assets		40	66

Commodity contracts	Current liabilities	20	-

The Company recorded a loss on held-for-trading financial instruments of $47 million during the three month period ended March 31, 2012 (2011 - $319 million).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk.  Talisman’s primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.  Talisman had no material outstanding foreign exchange forward contracts at March 31, 2012.

In respect of financial instruments existing at March 31, 2012, a 1% strengthening of the US$ against the other currencies to which the Company is exposed (C$, UK£ and NOK), with all other variables assumed constant, would have resulted in an increase of $11 million in the net income for the three month period ended March 31, 2012.  A similar weakening of the US$ would have had the opposite impact.

In conjunction with the issuance of the 4.44% C$350 million medium term notes, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability.  As a result, the Company was effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.  The cross currency swap was designated as a cash flow hedge.  The notes were repaid in January 2011 and the hedge was settled.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity).

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At March 31, 2012, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. For the three month period ended March 31, 2012, the fair value of the fixed-to-floating interest rate swaps increased by $4 million.

In respect of financial instruments existing at March 31, 2012, a 1% increase in interest rates would have resulted in a $13 million decrease in the net income for the three month period ended March 31, 2012, principally related to the fair value of the interest rate swap.  A similar decrease in interest rates would have had the opposite effect.

Credit Risk

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  At March 31, 2012, approximately 96% of the Company's trade accounts receivable were current and the largest single counterparty exposure, accounting for 17% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties. The maximum credit exposure associated with accounts receivable is the carrying value.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results.  Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place a total of $4.1 billion bank lines that are fully committed through 2014.  At March 31, 2012, $225 million in the form of C$ bankers’ acceptances was drawn and $660 million of the available capacity was used to backstop commercial paper issued.  Available borrowing capacity was $3.2 billion at March 31, 2012.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At March 31, 2012, letters of credit totaling $1.6 billion had been issued under these facilities.

With the exception of commercial paper and bankers’ acceptances, the Company has no significant debt maturities until 2014.

Except for commodity price derivative contracts that mature as noted below, long-term debt detailed in note 13 and other long-term obligations detailed in note 14, all of the Company’s financial liabilities are due within one year.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids.  Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts not designated as hedges outstanding at March 31, 2012:

			Floor/ceiling
Two-way collars	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Apr-Dec 2012	20,000	90.00/148.36	(1)
Dated Brent oil index	Apr-Jun 2012	9,000	90.00/126.93	(2)
Dated Brent oil index	Apr-Jun 2012	11,000	90.00/155.16	-
Dated Brent oil index	Apr-Jun 2012	10,000	90.00/123.08	(3)
Dated Brent oil index	Jul-Dec 2012	10,000	90.00/119.26	(14)
				(20)

In respect of outstanding financial instruments and assuming forward commodity prices in existence at March 31, 2012, an increase of US$1/bbl in the price of oil would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of approximately $3 million for the three month period ended March 31, 2012.  A similar decrease in commodity prices would result in an increase in net income of approximately $3 million for the three month period ended March 31, 2012.  However, the net income would also be impacted by the effect of the change in the commodity price on underlying transactions and taxes.

17. CONTINGENCIES AND COMMITMENTS

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York State area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Commitments

During the three month period ended March 31, 2012, the Company entered into contracts to secure long-term transportation and processing capacity in the Eagle Ford.  The total commitment associated with these contracts is approximately $450 million over 15 years, of which approximately $190 million is expected to be incurred within the next five years.  There have been no other significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2011.  Refer to note 23 to the 2011 audited Consolidated Financial Statements for details of the Company’s commitments.

18. OTHER EXPENSES, NET
	Three months ended March 31
	2012	2011
Foreign exchange loss	31	40
Derecognition	6	6
Rig cancellation fees	9	-
Other	31	12
	77	58

19. INCOME TAXES

Current Tax Expense (Recovery)
	Three months ended March 31
	2012	2011
North America	(3)	2
North Sea	213	321
Southeast Asia	175	97
Other	48	23
Total	433	443

Deferred Tax Expense (Recovery)
	Three months ended March 31
	2012	2011
North America	(8)	(91)
North Sea	(742)	122
Southeast Asia	(13)	(11)
Other	(24)	(7)
Total	(787)	13

The $730 million tax effect of the Yme impairment has resulted in a net deferred tax asset in Norway of $560 million, which is expected to be recoverable through the generation of future taxable income from the Company’s Norwegian assets and under existing tax legislation.

In March 2011, the UK government announced that, from March 24, 2011, the rate of supplementary charge levied on ring fence profits increased from 20% to 32%. Supplementary charge is levied on ring fence profits in addition to the ring fence corporation tax rate of 30%, which remains unchanged. Consequently, there is now a combined UK corporation tax and supplementary charge rate of 62% for oil and gas companies with fields not subject to PRT and 75% to 81% with fields subject to PRT.  If the price of oil falls below a certain level (currently expected to be $75/bbl) for a sustained period of time, the UK government has indicated that it will reduce the supplementary charge rate back towards 20% on a “staged and affordable basis” while prices remain low.   As a result of this legislative change, the Company recorded additional current income tax expense of $27 million and additional deferred tax expense of $225 million in the North Sea during the three month period ended March 31, 2011.

20. SUPPLEMENTAL CASH FLOW INFORMATION

Items Not Involving Cash
	Three months ended March 31
	2012	2011
Depreciation, depletion and amortization	603	469
Impairment	1,053	102
Dry hole	60	104
Share-based payments expense (recovery)	(42)	109
Gain on asset disposals	(505)	(92)
Unrealized loss on held-for-trading financial instruments	38	272
Deferred income tax (recovery)	(787)	13
Other	44	29
	464	1,006

Other Cash Flow Information
	Three months ended March 31
	2012	2011
Cash interest paid	64	57
Cash interest received	4	2
Cash income taxes paid	424	344

21. CASH AND CASH EQUIVALENTS

Of the cash and cash equivalents balance of $732 million, $322 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less than three months.

22. SEGMENTED INFORMATION

Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other.  The North America segment includes operations in Canada and the US.  The North Sea segment includes operations and exploration activities in the UK and Norway.  The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and operations in Australia/Timor-Leste. The Company also conducts operations in Algeria, operations and exploration activities in Colombia, and exploration activities in Peru, Poland, Sierra Leone and the Kurdistan region of northern Iraq.  For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan region of northern Iraq are referred to collectively as the Other geographic segment.  All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America1		North Sea2		Southeast Asia3		Other4		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31		Three months ended March 31		Three months ended March 31
(millions of US$)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Revenue
Sales	363	404	945	1,088	614	386	167	94	2,089	1,972
Other income	21	23	3	5	-	-	2	-	26	28
Total revenue and other income	384	427	948	1,093	614	386	169	94	2,115	2,000
Segmented expenses
Operating	149	111	312	260	98	72	18	9	577	452
Transportation	23	16	20	23	14	15	2	2	59	56
DD&A	273	201	174	186	118	62	38	20	603	469
Impairment	75	-	978	102	-	-	-	-	1,053	102
Dry hole	11	2	(1)	75	3	24	47	3	60	104
Exploration	1	29	14	11	18	52	23	20	56	112
Other	29	7	10	9	1	3	6	-	46	19
Total segmented expenses	561	366	1,507	666	252	228	134	54	2,454	1,314
Segmented income (loss) before taxes	(177)	61	(559)	427	362	158	35	40	(339)	686
Non-segmented expenses
General and administrative									121	98
Finance costs									71	76
Share-based payments (recovery)									(41)	116
Currency translation									31	39
Loss on held-for-trading
financial instruments									47	319
Gain on asset disposals									(505)	(92)
Total non-segmented expenses									(276)	556
Income (loss) before taxes									(63)	130
Capital expenditure
Exploration	33	83	-	51	13	49	56	16	102	199
Development	561	351	229	245	70	71	15	28	875	695
Exploration and development	594	434	229	296	83	120	71	44	977	894
Acquisitions									2	793
Proceeds on dispositions									(502)	(249)
Other non-segmented									31	16
Net capital expenditures									508	1,454
Property, plant and equipment	6,884	6,740	4,821	5,809	2,466	2,501	842	859	15,013	15,909
Exploration and evaluation assets	2,265	2,370	537	538	497	498	553	548	3,852	3,954
Goodwill	131	140	866	866	149	149	162	162	1,308	1,317
Other	1,127	987	1,379	645	568	560	789	788	3,863	2,980
Assets held for sale	237	-	15	-	-	-	-	-	252	-
Segmented assets	10,644	10,237	7,618	7,858	3,680	3,708	2,346	2,357	24,288	24,160
Non-segmented assets									40	66
Total assets5									24,328	24,226
Decommissioning liabilities5	333	394	2,379	2,390	210	208	44	43	2,966	3,035

1. North America	2012	2011	3. Southeast Asia	2012	2011	4. Other	2012	2011
Canada	229	290	Indonesia	288	224	Algeria	54	44
US	155	137	Malaysia	170	123	Colombia	115	50
Total revenue and other income	384	427	Vietnam	41	37	Total revenue and other income	169	94
Canada	3,748	3,937	Australia	115	2	Algeria	274	284
US	3,136	2,803	Total revenue and other income	614	386	Colombia	568	575
Property, plant and equipment	6,884	6,740	Indonesia	1,028	1,023	Property, plant and equipment	842	859
Canada	1,170	1,207	Malaysia	864	883	Colombia	92	75
US	1,095	1,163	Vietnam	313	297	Kurdistan	306	303
Exploration and evaluation assets	2,265	2,370	Papua New Guinea	46	47	Peru	108	133
			Australia	215	251	Other	47	37
2. North Sea	2012	2011	Property, plant and equipment	2,466	2,501	Exploration and evaluation assets	553	548
UK	663	736	Indonesia	12	12
Norway	285	357	Malaysia	33	41
Total revenue and other income	948	1,093	Vietnam	15	5
UK	3,896	3,927	Papua New Guinea	437	440
Norway	925	1,882	Exploration and evaluation assets	497	498
Property, plant and equipment	4,821	5,809
UK	209	210	5. Current year represents balances at March 31.
Norway	328	328	Prior year represents balances at December 31.
Exploration and evaluation assets	537	538